                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. - - )*

                              AmericasDoctor, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $.001 par value
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                                 Brian J. Geiger
                            Chief Financial Officer,
                            Executive Vice President
                                  and Treasurer
                            Claneil Enterprises, Inc.
                                    Suite 400
                            630 West Germantown Pike
                           Plymouth Meeting, PA 19462
                                 (215) 828-6331
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  None                      SCHEDULE 13D                        Page 2
_______________________________________________________________________________

    1.     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                Claneil Enterprises, Inc.
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS
           AF
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER
 REPORTING     |     |       852,334*
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |       852,334*
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          852,334*
______________________________________________________________________________

   12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.9%
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON
                 CO
_____________________________________________________________________________
* See Introduction for a description of the method for computation of the share data and percent of class.

_______________________________________________________________________________

CUSIP No.  None                      SCHEDULE 13D                        Page 3
_______________________________________________________________________________

    1.     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                LHC Corporation
______________________________________________________________________________

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3.     SEC USE ONLY
______________________________________________________________________________

    4.     SOURCE OF FUNDS
           00
______________________________________________________________________________

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8. |   SHARED VOTING POWER
 REPORTING     |     |       852,334*
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9. |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10. |   SHARED DISPOSITIVE POWER
               |     |       852,334*
_______________|_____|_________________________________________________________

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          852,334*
______________________________________________________________________________

   12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
______________________________________________________________________________

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.9%*
______________________________________________________________________________

   14.    TYPE OF REPORTING PERSON
                 CO
_____________________________________________________________________________
* See Introduction for a description of the method for computation of the share data and percent of class.

_______________________________________________________________________________

                                                                         Page 4
_______________________________________________________________________________



                                  SCHEDULE 13D

Introduction

         This statement on Schedule 13D relates to the beneficial ownership by LHC Corporation, a Delaware corporation ("LHC"), of up to 852,334 shares of the Class A Common Stock, par value $.001 per share (the "Class A Common Shares") of AmericasDoctor, Inc., a Delaware corporation formerly named AmericasDoctor.Com, Inc. (the "Company"), by reason of its ownership of (i) 833,344 shares of Series A-6 Preferred Stock, par value $.001 per share(the "Series A-6 Preferred Shares") (ii) options granted on November 9, 2000, to acquire 9,000 Class A Common Shares at $10.00 per share, and (iii) options granted on February 6, 2002, to acquire 10,000 Class A Common Shares at $2.00 per share. All of the outstanding capital stock of LHC is owned by Claneil Enterprises, Inc., a Pennsylvania corporation ("Claneil"). Percentage ownerships reflected herein have been computed in accordance with Rule 13d-3(d)(1).

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to shares of the Class A Common Stock, par value $.001 per share of AmericasDoctor, Inc., a Delaware corporation formerly named AmericasDoctor.com, Inc. with its principal executive offices at 1325 Tri-State Parkway, Suite 300, Gurnee, Illinois 60031.

Item 2.  Identity and Background.

         This statement is being filed by the following persons (the "reporting persons"):

         (a)  Name:  Claneil Enterprises, Inc.

         (b)(c)  Address of Principal Office and Principal Place of Business:
                                           Suite 400
                                           630 West Germantown Pike
                                           Plymouth Meeting,  PA  19462

         (d)  Criminal proceedings within 5 years:  None

         (e)  Proceedings with respect to federal or state securities laws: None

         (f)  Jurisdiction of Incorporation:  Pennsylvania

         (g)  Principal Business:  Holding Company

                            -------------------------

         (a)  Name:  LHC

_______________________________________________________________________________

                                                                         Page 5
_______________________________________________________________________________



         (b)(c)  Address of Principal Office and Principal Place of Business:
                                           Suite 14
                                           Silverside Carr Executive Center
                                           501 Silverside Road
                                           Wilmington, DE  19809-1375

         (d)  Criminal proceedings within 5 years:  None

         (e)  Proceedings with respect to federal or state securities laws: None

         (f)  Jurisdiction of Incorporation:  Delaware

         (g)  Principal Business:  Holding company

         Information with respect to the directors and executive officers of the filing parties is set forth in Annex I hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

         LHC financed the purchase of the Series A-6 Preferred Shares (approximately $10 million in the aggregate) from the proceeds of sales of certain investment assets. No consideration was paid in connection with the grant of the options.

Item 4.    Purpose of Transaction.

         Each of the filing parties acquired beneficial ownership of the Class A Common Shares covered hereby for investment. As noted in Item 6, LHC is entitled to have one designee nominated for election to the Company's Board of Directors. The filing parties may subsequently increase their holdings of the Company's Class A Common Shares or sell Series A-6 Preferred Shares or Class A Common Shares from time to time in private transactions, market transactions (if a market for either class should develop), or otherwise. Except as noted above, the filing parties have no current plans or proposals which would relate to or would result in any of the matters described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

                            -------------------------

Item 5.  Interest in Securities of the Issuer.

         The following information concerning beneficial ownership of Class A Common Shares of the Company is subject to the descriptions in the Introduction hereto. Nothing herein shall be construed as an admission by the reporting persons that they are, for the purposes of Section 13(d) of the Act, the beneficial owners of any such shares.

_______________________________________________________________________________

                                                                         Page 6
_______________________________________________________________________________




         Claneil Enterprises, Inc.:

         (a)  amount beneficially owned:        852,334+
              percentage of class:              19.9%+

         (b)  sole power to vote                0
              or direct the vote:
              shared power to vote
              or direct the vote:               852,334+

              sole power to dispose or
              direct the disposition of:        0

              shared power to dispose or
              direct the disposition of:        852,334+

         (c)  transactions during
              last sixty days:                  None other than as described
                                                in the Introduction hereto.

         (d)  right of others to receive
              dividends and sale proceeds:      All dividends and sale proceeds
                                                would initially be received by
                                                LHC Corporation, as the direct
                                                owner of the shares.

         (e)  Not applicable.
                            -------------------------

         LHC Corporation:

         (a)  amount beneficially owned:        852,334+
              percentage of class:              19.9%+

         (b)  sole power to vote                0
              or direct the vote:

              shared power to vote
              or direct the vote:               852,334+

              sole power to dispose or
              direct the disposition of:        0

              shared power to dispose or
              direct the disposition of:        852,334+

_______________________________________________________________________________

                                                                         Page 7
_______________________________________________________________________________


         (c)  transactions during
              last sixty days:                  None other than as described in
                                                the Introduction hereto.

         (d)  right of others to receive
              dividends and sale proceeds:      None

         (e)  Not applicable.

------------------------
+ The Class A Common Shares reflected above are beneficially owned by reason of the right to acquire such shares upon conversion or exercise of the securities listed in the Introduction hereto.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         LHC acquired the Series A-6 Preferred Shares from the Company on March 28, 2000. LHC is party with the Company and other holders of its Preferred Stock to an Amended and Restated Registration Rights Agreement, dated as of January 6, 2000, by reason of an Amendment No. 1 thereto, dated as of March 28, 2000 (collectively, the "RRA"), and an Investor Rights Agreement, dated as of January 6, 2000, by reason of an Amendment No. 1 thereto, dated as of March 28, 2000 (collectively, the "IRA"). The other parties to the RRA and the IRA are listed in Item 7 hereto. Each Series A-6 Preferred Share is convertible into one Class A Common Share, subject to standard anti-dilution adjustments. Pursuant to the RRA, LHC has the right, under the terms and conditions there set forth, to obtain registration, under the Securities Act of 1933, of the Class A Common Shares into which its Series A-6 Preferred Shares are convertible. Pursuant to the IRA, LHC and the other shareholders party thereto are obligated to vote their shares for a Board of Directors composed as provided in Section 2.1 thereof. Section 2.1 provides for a nine (9) person Board, one of whom is to be designated by LHC. LHC's designee on the Company's Board of Directors is currently Francis G. Ziegler, President of both LHC and Claneil. Shareholders of the Company which are party to the IRA have certain other rights under the IRA, including a right of first refusal to purchase capital stock (and securities convertible into capital stock) issued by the Company in the future, subject to certain exceptions. The Company has made certain on-going covenants to the shareholders which are party to the IRA with respect to the conditions of its business. Most material provisions of the IRA will continue in effect until the Company makes a Public Offering, as that term is defined in the IRA.

         The options referred to in the introduction each were fully vested on the grant date and expire ten (10) years from grant date. The options are not transferable. The options contain standard anti-dilution provisions.

_______________________________________________________________________________

                                                                         Page 8
_______________________________________________________________________________


Item 7.    Material to be Filed as Exhibits.

(1)      Filing Agreement dated February 12, 2002

(2) Amended and Restated Registration Rights Agreement, dated as of January 6, 2000, among Affiliated Research Centers, Inc. and Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Delphi Ventures III, L.P., Delphi BioInvestments III, L.P., Hambrecht & Quist California, H&Q Affiliated Research Investors, L.P., Hambrecht & Quist Employee Venture Fund, L.P., II, Premier Research Worldwide, Ltd., Tullis-Dickerson Capital Focus II, L.P., TD Origen Capital Fund, L.P., TD Javelin Capital Fund, L.P. and GE Capital Equity Investments, Inc. and the parties named as Purchasers therein*

(3) Amendment No. 1 to Registration Rights Agreement and Consent, dated as of March 28, 2000, among AmericasDoctor.com, Inc. and LHC Corporation, Charter Growth Capital, L.P., Charter Growth Capital Co-Investment Fund, L.P., CGC Investors, L.P., The CIT Group/Equity Investments, Inc., Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Delphi Ventures III, L.P., Delphi BioInvestments III, L.P., Delphi Ventures IV, L.P., Delphi BioInvestments IV, L.P., Premier Research Worldwide, Ltd. and Tullis-Dickerson Capital Focus II, L.P.*

(4) Investor Rights Agreement, dated as of January 6, 2000, among Affiliated Research Centers, Inc., Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Delphi Ventures III, L.P., Delphi BioInvestments III, L.P., Hambrecht & Quist California, H&Q Affiliated Research Investors, L.P., Hambrecht & Quist Employee Venture Fund, L.P. II, Premier Research Worldwide, Ltd., Tullis-Dickerson Capital Focus II, L.P., TD Origen Capital Fund, L.P., TD Javelin Capital Fund, L.P. and GE Capital Equity Investments, Inc.*

(5) Amendment No. 1 to Investor Rights Agreement, Waiver and Consent, dated as of March 28, 2000, among AmericasDoctor.com, Inc. and LHC Corporation, Charter Growth Capital, L.P., Charter Growth Capital Co-Investment Fund, L.P., CGC Investors, L.P., The CIT Group/Equity Investments, Inc., Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Delphi Ventures III, L.P., Delphi BioInvestments III, L.P., Delphi Ventures IV, L.P., Delphi BioInvestments IV, L.P., Tullis-Dickerson Capital Focus II, L.P., TD Origen Capital Fund, L.P., TD Javelin Capital Fund, L.P. and Premier Research Worldwide, Ltd.*

---------------------
* Incorporated herein by reference to Exhibits 4.1, 4.2, 4.3 and 4.4, respectively, to Form 10 filed by AmericasDoctor.com, Inc. with the Securities and Exchange Commission on April 26, 2001 (File No. 0-32601).

_______________________________________________________________________________

                                                                         Page 9
_______________________________________________________________________________




                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to such reporting person is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(k), that this statement is being filed on behalf of each of the reporting persons herein.


Dated:  February 12, 2002

                                    CLANEIL ENTERPRISES, INC., a
                                      Pennsylvania corporation



                                        /s/ Brian J. Geiger
                                        ----------------------------------------
                                              Brian J. Geiger
                                              Chief Financial Officer,
                                               Executive Vice President
                                               and Treasurer


                                    LHC CORPORATION, a Delaware
                                      Corporation



                                        /s/ Brian J. Geiger
                                        ----------------------------------------
                                              Brian J. Geiger
                                              Executive Vice President and
                                               Treasurer

_______________________________________________________________________________

                                                                        Page 10
_______________________________________________________________________________




                                  EXHIBIT INDEX


(1)      Filing Agreement dated February 12, 2002

(2) Amended and Restated Registration Rights Agreement, dated as of January 6, 2000, among Affiliated Research Centers, Inc. and Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Delphi Ventures III, L.P., Delphi BioInvestments III, L.P., Hambrecht & Quist California, H&Q Affiliated Research Investors, L.P., Hambrecht & Quist Employee Venture Fund, L.P., II, Premier Research Worldwide, Ltd., Tullis-Dickerson Capital Focus II, L.P., TD Origen Capital Fund, L.P., TD Javelin Capital Fund, L.P. and GE Capital Equity Investments, Inc. and the parties named as Purchasers therein*

(3) Amendment No. 1 to Registration Rights Agreement and Consent, dated as of March 28, 2000, among AmericasDoctor.com, Inc. and LHC Corporation, Charter Growth Capital, L.P., Charter Growth Capital Co-Investment Fund, L.P., CGC Investors, L.P., The CIT Group/Equity Investments, Inc., Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Delphi Ventures III, L.P., Delphi BioInvestments III, L.P., Delphi Ventures IV, L.P., Delphi BioInvestments IV, L.P., Premier Research Worldwide, Ltd. and Tullis-Dickerson Capital Focus II, L.P.*

(4) Investor Rights Agreement, dated as of January 6, 2000, among Affiliated Research Centers, Inc., Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Delphi Ventures III, L.P., Delphi BioInvestments III, L.P., Hambrecht & Quist California, H&Q Affiliated Research Investors, L.P., Hambrecht & Quist Employee Venture Fund, L.P. II, Premier Research Worldwide, Ltd., Tullis-Dickerson Capital Focus II, L.P., TD Origen Capital Fund, L.P., TD Javelin Capital Fund, L.P. and GE Capital Equity Investments, Inc.*

(5) Amendment No. 1 to Investor Rights Agreement, Waiver and Consent, dated as of March 28, 2000, among AmericasDoctor.com, Inc. and LHC Corporation, Charter Growth Capital, L.P., Charter Growth Capital Co-Investment Fund, L.P., CGC Investors, L.P., The CIT Group/Equity Investments, Inc., Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Delphi Ventures III, L.P., Delphi BioInvestments III, L.P., Delphi Ventures IV, L.P., Delphi BioInvestments IV, L.P., Tullis-Dickerson Capital Focus II, L.P., TD Origen Capital Fund, L.P., TD Javelin Capital Fund, L.P. and Premier Research Worldwide, Ltd.*

---------------------
* Incorporated herein by reference to Exhibits 4.1, 4.2, 4.3 and 4.4, respectively, to Form 10 filed by AmericasDoctor.com, Inc. with the Securities and Exchange Commission on April 26, 2001 (File No. 0-32601).

_______________________________________________________________________________

                                                                        Page 11
_______________________________________________________________________________



                                     ANNEX I

         A. Information concerning directors and executive officers of Claneil Enterprises, Inc. ("Claneil") and LHC Corporation ("LHC"). Except as specifically noted below, the business address of all persons listed below is Suite 400, 630 West Germantown Pike, Plymouth Meeting, PA 19462.



                                Principal Occupation and
Name                            Business Address                         Positions Held
----                            ----------------                         --------------

Barbara M. Jordan               Private Investor                         Chairman and Director -- Claneil

Francis G. Ziegler              President,                               President and Director -- Claneil;
                                Claneil Enterprises, Inc.                President and Director -- LHC


Langhorne B. Smith              Retired                                  Director -- Claneil
                                                                         Director -- LHC

Brian J. Geiger                 Chief Financial Officer,                 Chief Financial Officer, Executive Vice
                                Claneil Enterprises, Inc.                President, Treasurer and Director --
                                                                         Claneil; Executive Vice President,
                                                                         Treasurer and Director -- LHC

Mario P. Borini                 Retired                                  Director -- Claneil

Marjorie M. Findlay             Private Investor                         Director -- Claneil

Robert D. McNeil                Chairman, President and CEO,             Director -- Claneil
                                Penguin Industries, Inc.
                                116 Quarry Road
                                Coatesville, PA  19320

Claudie E. Williams             Executive Vice President,                Executive Vice President -- Claneil;
                                Claneil Enterprises, Inc.                Executive Vice President and Director --
                                                                         LHC


_______________________________________________________________________________

                                                                        Page 12
_______________________________________________________________________________




                                Principal Occupation and
Name                            Business Address                         Positions Held
----                            ----------------                         --------------

Robert Z. Gussin                Retired                                  Director -- Claneil;
                                                                         Director -- LHC

David E. Collins                Retired                                  Director -- Claneil

Joseph E. Smith                 Retired                                  Director -- Claneil

Stanley Smith                   Vice President and Secretary, Claneil    Vice President and Secretary -- Claneil;
                                Enterprises, Inc.                        Director, Vice President and Secretary
                                                                         -- LHC



         Each of the individuals listed above is a citizen of the United States of America, except Stanley Smith who is a citizen of the United Kingdom.

         During the last five years, none of the directors or executive officers named above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Further, during the past 60 days none of such directors or executive officers has effected any transactions in the common stock of the Company.

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                                                                        Page 13
_______________________________________________________________________________



                                    Exhibit 1

                    Filing Agreement dated February 12, 2002
                        Re: Joint Filing of Schedule 13D


The undersigned hereby agree that:

                                    (i) each of them is individually eligible to
                           use the Schedule 13D attached hereto;

                                    (ii) the attached Schedule 13D is filed on
                           behalf of each them;

                                    (iii) each of them is responsible for the
                           timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning herself, himself or itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless she, he or it knows or has reason to believe that such information is inaccurate.


         Dated:  February 12, 2002

                                        CLANEIL ENTERPRISES, INC., a
                                          Pennsylvania corporation


                                            /s/  Brian J. Geiger
                                            ------------------------------------
                                                 Brian J. Geiger
                                                 Chief Financial Officer,
                                                  Executive Vice President
                                                  and Treasurer



                                        LHC CORPORATION, a Delaware
                                          Corporation


                                            /s/  Brian J. Geiger
                                            ------------------------------------
                                                 Brian J. Geiger
                                                 Executive Vice President and
                                                  Treasurer